Exhibit 99.1

SINA Reports Fourth Quarter and 2013 Financial Results

SHANGHAI, China—February 24, 2014—SINA Corporation (the “Company” or “SINA”) (NASDAQ GS: SINA), a leading Internet media company serving China and the global Chinese communities, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2013.

Fourth Quarter 2013 Highlights

•          Net revenues increased 42% year over year to $197.0 million.  Non-GAAP net revenues increased 43% year over year to $192.3 million, within the Company’s guidance between $190.0 million and $194.0 million.

•          Advertising revenues grew 45% year over year to $160.1 million, within the Company’s guidance between $160.0 million and $162.0 million.

•          Non-advertising revenues increased 30% year over year to $36.9 million.  Non-GAAP non-advertising revenues increased 36% year over year to $32.3 million, exceeding the Company’s guidance between $30.0 million and $32.0 million.

•          Net income attributable to SINA was $44.5 million, or $0.59 diluted net income per share attributable to SINA.  Non-GAAP net income attributable to SINA grew 267% year-over-year to $33.0 million, or $0.47 non-GAAP diluted net income per share attributable to SINA.

Fiscal Year 2013 Highlights

•          Net revenues increased 26% year over year to $665.1 million.  Non-GAAP net revenues increased 27% year over year to $646.4 million.

•          Advertising revenues grew 28% year over year to $526.5 million.

•          Non-advertising revenues increased 19% year over year to $138.6 million.  Non-GAAP non-advertising revenues increased 23% year over year to $119.9 million.

•          Net income attributable to SINA was $45.1 million, or $0.66 diluted net income per share attributable to SINA.  Non-GAAP net income attributable to SINA increased 645% year-over-year to $77.3 million.  Non-GAAP diluted net income per share attributable to SINA increased 653% to $1.13.

“The strong performance of Weibo’s advertising and value-added services in the fourth quarter allowed us to end 2013 with strong top line and bottom line growth.” said Charles Chao, Chairman and CEO of SINA.  “As we enter 2014, we will continue to focus on growing Weibo’s user base and user engagement through product innovation, as well as seizing opportunities to enable us for long term growth.”

Fourth Quarter 2013 Financial Results

For the fourth quarter of 2013, SINA reported net revenues of $197.0 million, compared to $139.1 million for the same period last year.  Non-GAAP net revenues for the fourth quarter of 2013 totaled $192.3 million, compared to $134.4 million for the same period last year.

Online advertising revenues for the fourth quarter of 2013 were $160.1 million, compared to $110.7 million for the same period last year.  Weibo advertising revenues for the fourth quarter of 2013 grew 163% year over year to $56.0 million.  Non-advertising revenues for the fourth quarter of 2013 totaled $36.9 million, compared to $28.5 million for the same period last year.  Non-GAAP non-advertising revenues for the fourth quarter of 2013 totaled $32.3 million, compared to $23.8 million for the same period last year.  Weibo non-advertising revenues in the fourth quarter of 2013 grew 114% year over year to $15.4 million, resulting from the launch of Weibo data licensing services as well as from the growth of other fee-based services, such as Weibo game revenue share and VIP membership fees.

Gross margin for the fourth quarter of 2013 was 64%, compared to 57% for the same period last year.  Advertising gross margin for the fourth quarter of 2013 was 64%, compared to 56% for the same period last year.  Non-GAAP advertising gross margin for the fourth quarter of 2013 increased to 64%, up from 57% for the same period last year, reflecting SINA’s emphasis on profitable revenue growth.  Non-advertising revenue gross margin for the fourth quarter of 2013 was 66%, compared to 61% for the same period last year.  Non-GAAP non-advertising revenue gross margin for the fourth quarter of 2013 was 61%, compared to 54% for the same period last year, primarily due to a shift in revenue mix from low-margin mobile value-added services to higher margin Weibo value-added services.

Operating expenses for the fourth quarter of 2013 totaled $99.5 million, compared to $73.8 million for the same period last year.  Non-GAAP operating expenses for the fourth quarter of 2013 totaled $94.3 million, compared to $69.0 million for the same period last year.  The increase in non-GAAP operating expenses was primarily due to higher personnel costs and marketing expenditures.

Income from operations for the fourth quarter of 2013 was $27.4 million, compared to $5.6 million for the same period last year.  Non-GAAP income from operations for the fourth quarter of 2013 was $28.6 million, compared to $6.4 million for the same period last year.

Non-operating income for the fourth quarter of 2013 was $24.5 million, compared to a non-operating loss of $2.1 million for the same period last year.  Non-operating income for the fourth quarter of 2013 included a $19.5 million gain from the change in fair value of investor option liability in connection with Alibaba’s investment in Weibo.  Non-operating income for the fourth quarter of 2013 also included $3.5 million, or $5.8 million on a non-GAAP basis, in earnings from equity investments, which were accounted for under the equity-method accounting and reported on a one-quarter lagging basis. Non-operating loss in the fourth quarter of 2012 included $4.4 million, or $0.4 million on a non-GAAP basis, in losses from equity investments.

Net income attributable to SINA for the fourth quarter of 2013 was $44.5 million, compared to $2.4 million for the same period last year.  Diluted net income per share attributable to SINA for the fourth quarter of 2013 was $0.59, compared to $0.03 for the same period last year.  Non-GAAP net income attributable to SINA for the fourth quarter of 2013 was $33.0 million, compared to $9.0 million for the same period last year.  Non-GAAP diluted net income per share attributable to SINA for the fourth quarter of 2013 was $0.47, compared to $0.13 for the same period last year.

As of December 31, 2013, SINA’s cash, cash equivalents and short-term investments totaled $1,868.2 million, compared to $713.6 million as of December 31, 2012.  Aside from earnings, the increase in cash, cash equivalents and short-term investments was also attributed to the cash received from the issuance of a $800 million convertible note, which occurred concurrently with a share repurchase of $100 million, in the fourth quarter of 2013, as well as cash received from Alibaba for its investment in Weibo in the second quarter of 2013.  For the fourth quarter of 2013, cash provided by operating activities was $41.9 million, capital expenditures totaled $37.1 million, and depreciation and amortization expenses amounted to $9.4 million.

Other Developments

On November 18, 2013, the Company held its annual general meeting of shareholders, where the shareholders re-elected Mr. Ter Fung Tsao and Mr. Yichen Zhang as directors of SINA.  The shareholders also approved and ratified the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent auditor for the fiscal year ended December 31, 2013.

Business Outlook

SINA estimates that its non-GAAP net revenues for the first quarter of 2014 will be between $162 million and $167 million, including advertising revenues to be between $133 million and $136 million and non-GAAP non-advertising revenues to be between $29 million and $31 million.  Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenues related to SINA’s equity investment in E-House/CRIC.

Non-GAAP Measures

This release contains the following non-GAAP financial measures:  non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income/(loss) from operations, non-GAAP income/(loss) from equity investments, non-GAAP net income/(loss) attributable to SINA and non-GAAP diluted net income/(loss) per share attributable to SINA.  These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net of tax and convertible debt issuance cost, recognition of deferred revenue in relation to the equity investment in E-House/ CRIC and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary and change in fair value of investor option liability.  The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.  The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.  The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP.

Conference Call

SINA will host a conference call at 8 p.m. Eastern Time on February 24, 2014 (or 9a.m. Beijing Time on February 25, 2014) to present an overview of the Company’s financial performance and business operations.  A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.  The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3051 2745
Passcode for all regions:	69341609

A replay of the conference call will be available through midnight Eastern Time March 3, 2014.  The dial-in number is +61 2 8199 0299.  The passcode for the replay is 69341609.

About SINA

SINA is an Internet media company serving China and the global Chinese communities.  Our digital media network of SINA.com (portal), Weibo.com (social media), SINA.cn (mobile portal) and other mobile applications, enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings.  Based on an open platform architecture to host organically developed and third-party applications, Weibo is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on the platform.  SINA.cn provides information and entertainment content from SINA portal customized for mobile (WAP) users. We have also developed a broad range of mobile apps, such as SINA News, SINA Sports, SINA Finance and SINA Entertainment to complement our mobile offering.

Through these properties and other product lines, SINA offers an array of online media and social networking services to its users to create a rich canvas for businesses and advertisers to connect and engage with their targeted audiences. SINA generates the majority of its revenues from online advertising, MVAS and fee-based services.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to SINA’s limited operating history in certain new businesses; the global financial and credit market crisis and its impact on the Chinese economy; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and MVAS for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such a Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2012 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2013	2012	2013	2013	2012
Net revenues:
Advertising	$160,070	$110,666	$151,556	$526,494	$412,928
Non-advertising	36,948	28,460	33,074	138,612	116,401
	197,018	139,126	184,630	665,106	529,329
Cost of revenues:
Advertising (a)	57,498	48,758	54,585	216,513	195,324
Non-advertising	12,555	11,003	11,929	54,551	52,608
	70,053	59,761	66,514	271,064	247,932
Gross profit	126,965	79,365	118,116	394,042	281,397

Operating expenses:
Sales and marketing (a)	46,465	34,688	43,803	160,411	142,342
Product development (a)	37,114	28,508	36,563	145,728	108,062
General and administrative (a)	15,668	10,580	14,271	64,727	39,397
Amortization of intangible assets	292	12	288	604	144
	99,539	73,788	94,925	371,470	289,945
Income/(loss) from operations	27,426	5,577	23,191	22,572	(8,548)

Non-operating income/(loss):
Earning/(loss) from equity investments, net	3,509	(4,377)	3,201	9,525	(10,730)
Gain/(loss) on sale of and impairment on investments, net	(2,912)	(1,770)	(1,607)	(13,521)	37,065
Change fair value of investor option liability	19,535	—	665	21,064	—
Interest and other income, net	4,417	4,097	5,396	18,792	16,798
	24,549	(2,050)	7,655	35,860	43,133

Income before income taxes	51,975	3,527	30,846	58,432	34,585
Provision for income taxes	(6,095)	(1,379)	(5,297)	(14,602)	(2,730)

Net income	45,880	2,148	25,549	43,830	31,855
Less: Net income/(loss) attributable to noncontrolling interest	1,430	(207)	163	(1,302)	117

Net income attributable to SINA	$44,450	$2,355	$25,386	$45,132	$31,738

Basic net income per share attributable to SINA *	$0.62	$0.04	$0.38	$0.68	$0.48
Diluted net income per share attributable to SINA *	$0.59	$0.03	$0.37	$0.66	$0.47

Shares used in computing basic net income per share attributable to SINA	66,548	66,585	66,918	66,741	66,401
Shares used in computing diluted net income per share attributable to SINA	70,064	66,930	67,330	67,087	66,849

(a) Stock-based compensation in each category:
Cost of revenues - advertising	$641	$731	$565	$6,234	$3,154
Sales and marketing	841	1,022	789	8,643	3,729
Product development	969	830	864	11,418	3,776
General and administrative	3,096	2,953	2,437	20,806	8,699

*      When calculating the basic and dilutive EPS, the net income attributable to SINA is adjusted to reflect the impact of securities issued by our subsidiary and our equity investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31,	December 31,
	2013	2012

Assets
Current assets:

Cash and cash equivalents	$916,276	$199,826
Short-term investments	951,963	513,772
Accounts receivable, net	193,381	135,251
Prepaid expenses and other current assets	57,182	36,498
Total current assets	2,118,802	885,347

Property and equipment, net	80,920	76,640
Goodwill and intangible assets, net	58,189	15,840
Equity investments, net	526,587	466,875
Other assets	113,345	38,204
Total assets	$2,897,843	$1,482,906

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$6,988	$7,994
Accrued liabilities	220,837	168,677
Deferred revenues	49,200	36,892
Income taxes payable	21,577	13,466
Investor option liability	29,504	—
Total current liabilities	328,106	227,029

Convertible debt	800,000	—
Long-term deferred revenue	89,039	107,784
Other long-term liabilities	5,080	2,220
Total liabilities	1,222,225	337,033

Shareholders’ equity
SINA shareholders’ equity	1,191,210	1,136,670
Non-controlling interest	484,408	9,203
Total shareholders’ equity	1,675,618	1,145,873

Total liabilities and shareholders’ equity	$2,897,843	$1,482,906

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2013	2012	2013	2013	2012

Net revenues
Advertising	$160,070	$110,666	$151,556	$526,494	$412,928
MVAS	11,050	13,243	13,454	60,287	69,008
Others	25,898	15,217	19,620	78,325	47,393
	$197,018	$139,126	$184,630	$665,106	$529,329

Cost of revenues
Advertising	$57,498	$48,758	$54,585	$216,513	$195,324
MVAS	7,846	7,218	8,608	41,296	41,935
Others	4,709	3,785	3,321	13,255	10,673
	$70,053	$59,761	$66,514	$271,064	$247,932

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	December 31, 2013				December 31, 2012				September 30, 2013
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$160,070			$160,070	$110,666			$110,666	$151,556			$151,556
Non-advertising revenues	36,948	(4,686	)(c)	32,262	28,460	(4,686	)(c)	23,774	33,074	(4,687	)(c)	28,387
Net revenues	$197,018	$(4,686)		$192,332	$139,126	$(4,686)		$134,440	$184,630	$(4,687)		$179,943

		641	(a)			731	(a)			565	(a)
		(4,686	)(c)			(4,686	)(c)			(4,687	)(c)
Gross profit	$126,965	$(4,045)		$122,920	$79,365	$(3,955)		$75,410	$118,116	$(4,122)		$113,994

		(4,906	)(a)			(4,805	)(a)			(4,090	)(a)
		(292	)(b)			(12	)(b)			(288	)(b)
Operating expenses	$99,539	$(5,198)		$94,341	$73,788	$(4,817)		$68,971	$94,925	$(4,378)		$90,547

		5,547	(a)			5,536	(a)			4,655	(a)
		292	(b)			12	(b)			288	(b)
		(4,686	)(c)			(4,686	)(c)			(4,687	)(c)
Income from operations	$27,426	$1,153		$28,579	$5,577	$862		$6,439	$23,191	$256		$23,447

		5,547	(a)
		230	(b)							4,655	(a)
		(4,686	)(c)							219	(b)
		2,273	(d)			5,536	(a)			(4,687	)(c)
		2,912	(e)			12	(b)			2,496	(d)
		(19,535	)(f)			(4,686	)(c)			1,607	(e)
		1,106	(g)			4,002	(d)			(665	)(f)
		699	(h)			1,770	(e)			(515	)(g)
Net income attributable to SINA	$44,450	$(11,454)		$32,996	$2,355	$6,634		$8,989	$25,386	$3,110		$28,496

Diluted net income per share attributable to SINA *	$0.59			$0.47	$0.03			$0.13	$0.37			$0.42
Shares used in computing diluted net income per share attributable to SINA	70,064	—		70,064	66,930	—		66,930	67,330	—		67,330

Gross margin - advertising	64%	0%		64%	56%	1%		57%	64%	0%		64%
Gross margin - non-advertising	66%	-5%		61%	61%	-7%		54%	64%	-6%		58%

	Twelve months ended
	December 31, 2013				December 31, 2012
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$526,494			$526,494	$412,928			$412,928
Non-advertising revenues	138,612	(18,745	)(c)	119,867	116,401	(18,745	)(c)	97,656
Net revenues	$665,106	$(18,745)		$646,361	$529,329	$(18,745)		$510,584

		6,234	(a)			3,154	(a)
		(18,745	)(c)			(18,745	)(c)
Gross profit	$394,042	$(12,511)		$381,531	$281,397	$(15,591)		$265,806

		(40,867	)(a)			(16,204	)(a)
		(604	)(b)			(144	)(b)
Operating expenses	$371,470	$(41,471)		$329,999	$289,945	$(16,348)		$273,597

		47,101	(a)			19,358	(a)
		604	(b)			144	(b)
		(18,745	)(c)			(18,745	)(c)
Income/(loss) from operations	$22,572	$28,960		$51,532	$(8,548)	$757		$(7,791)

		47,101	(a)
		473	(b)
		(18,745	)(c)
		10,918	(d)			19,358	(a)
		13,521	(e)			144	(b)
		(21,064	)(f)			(18,745	)(c)
		(770	)(g)			14,935	(d)
		699	(h)			(37,065	)(e)
Net income attributable to SINA	$45,132	$32,133		$77,265	$31,738	$(21,373)		$10,365

Diluted net income per share attributable to SINA *	$0.66			$1.13	$0.47			$0.15
Shares used in computing diluted net income per share attributable to SINA	67,087	—		67,087	66,849	—		66,849

Gross margin - advertising	59%	1%		60%	53%	0%		53%
Gross margin - non-advertising	61%	-7%		54%	55%	-9%		46%

(a)  To adjust stock-based compensation related to employee incentives.

(b)  To adjust  amortization of intangible assets and tax provision on amortization of intangible assets

(c)  To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the E-House/CRIC Transaction.

(d)  To adjust share of equity investments’ GAAP to Non-GAAP reconciling items, net of share of amortization of intangibles not on their books.

(e)  To adjust gain/(loss) on sale of equity investment, gain/(loss) on deemed disposal and (impairment) on investments, net

(f)  To adjust the change in fair value of investor option liability

(g)  To adjust GAAP to Non-GAAP reconciling items for the gain/(loss) attributable to noncontrolling interest

(h)  To adjust convertible bonds cost.

*            When calculating the basic and dilutive EPS, the net income attributable to SINA is adjusted to reflect the impact of securities issued by our subsidiary and our equity investments.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	December 31, 2013			December 31, 2012			September 30, 2013
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$991			$2,274			$1,118
To adjust amortization of intangible assets resulting from business acquisitions		945			1,287			941
Earning/(loss) from equity investments, net	$3,846	$1,936	$5,782	$(3,936)	$3,561	$(375)	$3,638	$2,059	$5,697
Share of amortization of equity investments’ intangibles not on their books	$(337)	$337	$—	$(441)	$441	$—	$(437)	$437	$—
	$3,509	$2,273	$5,782	$(4,377)	$4,002	$(375)	$3,201	$2,496	$5,697

	Twelve months ended
	December 31, 2013			December 31, 2012
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$5,149			$7,435
To adjust amortization of intangible assets resulting from business acquisitions		4,138			5,387
Earning/(loss) from equity investments, net	$11,156	$9,287	$20,443	$(8,617)	$12,822	$4,205
Share of amortization of equity investments’ intangibles not on their books	$(1,631)	$1,631	$—	$(2,113)	$2,113	$—
	$9,525	$10,918	$20,443	$(10,730)	$14,935	$4,205

* Earning/(loss) from equity investments is recorded one quarter in arrears.